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                                 August 9, 2006


By Electronic Delivery

Ms. Linda VanDoorn
Senior Assistant Chief Accountant
Mail Stop 4561
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

           Re:      MI Developments Inc.
                    Form 40-F for Fiscal Year Ended December 31, 2005 Filed March 30, 2006
                    File No. 001-31728

Dear Ms. VanDoorn:

      The registrant, MI Developments Inc., has instructed us to provide the response set forth below to the staff's further comment of August 1, 2006, with respect to the registrant's above-captioned Annual Report on Form 40-F. For ease of reference, the staff's comment has been repeated below in italics and is followed by the registrant's response.

Form 40-F
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Exhibit 2
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Note 9 - Debentures and Note Obligations
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(b) MEC - Convertible Subordinated Notes
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1.    We have read and considered your response to comment one. We note while adjustments to the conversion price under certain conditions would alter the number of shares that would be issued upon conversion, the number and value of such shares would remain fixed as a percentage of the shares already outstanding. Tell us how you considered EITF 05-2 in determining whether the convertible notes are conventional convertible.

      The registrant has advised us as follows:

      Paragraph 8 of EITF 05-2 states that:

      "instruments that provide the holder with an option to convert into a fixed number of shares (or equivalent amount of cash at the discretion of the issuer) for which the ability

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Ms. Linda VanDoorn
August 9, 2006
Page 2


      to exercise the option is based on the passage of time or a contingent event should be considered "conventional" for purposes of applying Issue 00-19. Instruments that contain "standard" antidilution provisions would not preclude a conclusion that the instrument is convertible into a fixed number of shares. Standard antidilution provisions are those that result in adjustments to the conversion ratio in the event of an equity restructuring transaction (as defined in the glossary of Statement 123(R)) that are designed to maintain the value of the conversion option."

      Magna Entertainment Corp.'s ("MEC") convertible subordinated notes are convertible into a fixed number of shares at the option of the holder at any time. The provisions of MEC's convertible subordinated notes which would result in adjustments to the conversion ratio, as outlined in Appendices A and B of our letter to the SEC dated July 20, 2006, are considered to be "standard" antidilution provisions as they are designed to maintain the value of the conversion option in the event of an equity restructuring. Therefore, under EITF 05-2, such provisions do not preclude our conclusion that the MEC convertible subordinated notes are convertible into a fixed number of shares.

      Please contact me at 212-839-8653 or Scott Freeman at 212-839-7358 or Richard J. Crofts, Executive Vice-President, Corporate Development, General Counsel and Secretary, at MI Developments at 905-726-7192 with any questions or comments regarding this matter. Thank you for your time and attention.

                                                  Very truly yours,


                                                  /s/ Sang-Hoon Song

                                                  Sang-Hoon Song